Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Royal Hawaiian Orchards, L.P. of our report dated March 27, 2013 relating to our audits of the consolidated balance sheets of Royal Hawaiian Orchards, L.P. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), partners’ capital, and cash flows for each of the three years in the period ended December 31, 2012, all included in the Annual Report on Form 10-K of Royal Hawaiian Orchards, L.P. filed with the Securities and Exchange Commission.

We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ ACCUITY LLP
Honolulu, Hawaii
November 5, 2013